Polestar Automotive Holding UK Limited

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

April 21, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention: Bradley Ecker, Sherry Haywood

Re:	Polestar Automotive Holding UK Limited
Amendment No. 4 to Registration Statement on Form F-4
Filed March 28, 2022
File No. 333-260992

Ladies and Gentlemen:

This letter sets forth responses of Polestar Automotive Holding UK Limited (“Polestar”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter, dated March 30, 2022, with respect to the above referenced Registration Statements on Form F-4 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth Polestar’s response to each of the numbered comments immediately below each numbered comment.

In addition, Polestar has revised the Registration Statement in response to the Staff’s comments and Polestar is concurrently filing an amended Registration Statement with this letter. Page numbers in the text of Polestar’s responses correspond to page numbers in the Registration Statement, as so amended.

Amendment No. 4 to Registration Statement on Form F-4

Index of Financial Statements

Audited Financial Statements of Polestar Automotive Holding UK Limited, page F-1, page F-1

1.

Staff’s Comment: We note your response to prior comment 1; however, a foreign private issuer that has been in existence less than a year must include an audited balance sheet that is no more than nine months old, or if the it has commenced operations, audited statements of comprehensive income, stockholders’ equity and cash flows for the period from the date of inception to the date of the audited balance sheet also are required. This requirement is irrespective of the materiality or the financial statement requirements of the predecessor. Please revise to include the audited financial statements of the registrant, Polestar Automotive Holding UK Limited.

Response: Polestar acknowledges the Staff’s comment and has included audited financial statements of the registrant, Polestar Automotive Holding UK Limited, in the amended Registration Statement.

Item 21. Exhibits and Financial Statement Schedules, page II-2

2.

Staff’s Comment: We note that your exhibit list indicates that confidential information has been omitted from Exhibits 10.83 and 10.84. It appears that these exhibits have been filed in full without redactions. If true, please delete the notations to Exhibits 10.83 and 10.84 or advise.

Response: Polestar acknowledges the Staff’s comment and has deleted the notations to Exhibits 10.83 and 10.84.

General

3.

Staff’s Comment: We note that the proxy statement/prospectus is missing information such as the GGI and Polestar record dates, the GGI special stockholders and warrant holders meeting dates, number of GGI and Polestar securities outstanding on the record date, and the warrant, and share market prices on page 24. Please include this information, and any other missing information, in a pre-effective amendment.

Response: Polestar respectfully advises the Staff that it is not soliciting the approval of the Parent Shareholders in the Registration Statement and, therefore, has not set a Polestar record date or included any disclosure with respect to a Polestar record date. GGI has revised the disclosure in the Registration Statement to state that the record date for each of the Stockholder Special Meeting and the Warrant Holder Meeting is April 20, 2022, and disclose the number of GGI securities outstanding as of April 20, 2022, to reflect the Staff’s Comment.

Further, GGI respectfully advises the Staff that GGI has not yet determined meeting dates for the Stockholder Special Meeting and the Warrant Holder Meeting, but intends to do so in connection with the effectiveness of the Registration Statement in accordance with applicable state law, the Current GGI Certificate and GGI’s current bylaws. As a result, GGI will include disclosure of meeting dates for the Stockholder Special Meeting and the Warrant Holder Meeting in Polestar’s prospectus to be filed pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended and GGI’s definitive proxy statement to be filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, as amended (together, the “proxy statement/prospectus”).

Similarly, GGI respectfully advises the Staff that disclosure of trading prices for GGI Public Warrants and shares of GGI Class A Common Stock as of the most recent practicable date will be based on the date prior to the date of effectiveness of the Registration Statement. Accordingly, GGI will include such disclosure in the proxy statement/prospectus.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Timothy Cruickshank at (212) 446-4794 of Kirkland & Ellis LLP.

[Signature Page Follows]

Sincerely,
By:	/s/ Thomas Ingenlath
Name: Thomas Ingenlath
Title: Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler
Timothy Cruickshank
Alex Lloyd
Kirkland & Ellis LLP

James R. Griffin
Kyle C. Krpata
Weil, Gotshal & Manges LLP